Respond to writer at Downtown Macon Office Writer’s direct dial: (478) 749-1709 Writer’s e-mail: mnwhite@martinsnow.com

July 22, 2011

Mr. John P. Nolan, Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Capitol City Bancshares, Inc.

Form 10-K

Filed April 15, 2011

Form 10-Q

Filed May 16, 2011

File No. 000-25227

Dear Mr. Nolan:

In response to your comment letter dated June 24, 2011, please see the following numbered responses containing the requested information and proposed disclosure revisions for the above-referenced filings:

December 31, 2010 Form 10-K

Regulatory Order, page 7

1.	For each material provision under the terms of the consent order with the FDIC, please revise future filings to discuss the actions you have take or you plan to take to comply with the provisions and the current status of your compliance. Please ensure you address each of the following:

a.	Discuss how your actions will impact future financial results and trends including credit quality trends; and

b.	Discuss any changes to your allowance for loan loss methodology and quantify for impact.

Capital City Bank is in substantial compliance with the terms of the Order, specifically other material provisions have been addressed as follows:

i.	Prior to and since the Order, it has been and continues to be the primary focus of the board of directors and Capitol City Bank’s (the “Bank”) management to get the Bank back on sound financial footing. The Board in general and each committee in particular are taking a more active role the affairs of the bank.

ii.	The new Chief Operating Officer, John Turner, has taken on the role and responsibility of enforcement and oversight for compliance with the Order. A quarterly report is submitted on the status of the Bank’s compliance. Additionally, he had an immediate positive impact on the bank’s overall financial position with the implementation of a number of new fee based products, including a new merchant services program, and organizational cost controls. These actions will obviously have a positive impact on the Bank’s bottom line.

iii.	The committee established for oversight of compliance with the Order is the Compliance Committee, that committee is active and ongoing.

iv.	We are currently below the requisite minimum capital ratios of Tier 1 capital at 8% of total assets and Total risk based capital at 10% of total risked based assets. We continue to actively pursue those institutional investors through private preferred stock offerings that have indicated an interest in investing in the Bank. Additionally, we will continue to solicit on an ongoing basis investment from individuals through public common stock offerings. As these funds are infused our capital ratios will improve to the required levels. In the interim some progress is being made through our focus on the profitable operation of the Bank.

v.	The Bank’s lending and collection policy has been updated. Additionally, procedures and guidelines have been implemented that strengthened the Bank’s underwriting of loans, especially as it relates to the Bank’s loan concentrations in church and convenience store loans. We believe these improvements will also positively impact the credit quality of our portfolio as new loans are written and existing credits are reevaluated.

vi.	We have eliminated from our books those loans classified as “loss” and 50% of those classified as “doubtful”. This information is reflected the Bank’s 2010 financial statements. These charge-offs had a significant impact on our overall allowance for loan losses calculation. We continue to evaluate the sufficiency of our allowance for loan losses based on our historical charge offs and related economic conditions.

vii.	We recognize that we continue to have a high concentration of church and convenience store loans. Accordingly, we prepare on a quarterly basis a risk analysis not only on those loans but on the entire loan portfolio of the Bank. The report is presented to the board and submitted to the FDIC as part of the Order.

viii.	We are no longer accepting brokered deposits. We are making every effort to increase our core deposit base through enforcement of loan agreements and offering new and improved depository accounts. We are accepting internet deposits.

ix.	It is the Bank’s practice to comply with all regulatory and accounting guidelines related to the ALLL and its adequacy. However, a formal and comprehensive policy is still in the developmental stages.

x.	The Bank’s budget plan is being revised.

xi.	Progress reports are submitted to the FDIC and GDB&F on a quarterly basis.

Results of Operations, page 28

2.	We note your disclosure that the allowance for loan losses represents an allowance for “potential loan losses.” This appears inconsistent with your policy disclosed on page 25 that “allowance for loan losses represent management’s estimate of probable loan losses inherent in the loan portfolio.” Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 25. Additional information is available in Section II.P.1 of the Current Accounting and Disclosures Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC’s web-site.

Our policy disclosure on Page 25 that “allowance for loan losses represent management’s estimate of probable loan losses inherent in the loan portfolio” is correct. In future filings we will correct this inconsistency.

3.	It appears that your credit quality has been significantly impacted by downturns in the national and local economy as evidenced by a significant and increasing amount of impaired loans, nonaccrual loans and TDRs. We also note that your allowance for loan loss was relatively low compared to the amount of impaired and nonaccrual loans and that it decreased from 2.76% of your total loan portfolio at December 31, 2009 to 2.21% at December 31, 2010.

Please tell us in detail and revise future filings to more comprehensively bridge the gap between the significant and increasing amounts of impaired loans, nonaccrual loans and TDRs and presumably the increased delinquencies in the remaining portfolio with the relatively small and decreasing amount of your allowance for loan losses from December 31, 2009 to December 31, 2010. In your discussion, please provide an analysis of the specific and general components of your allowance for loan losses detailing how observed changes in the underlying credit quality of the applicable loan portfolio resulted in and were: directionally consistent with each component of the allowance. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

As of December 31, 2010, the Company had approximately $50.4 million in loans specifically evaluated for impairment with approximately $2.1 million in associated specific reserves. As of December 31, 2009, the Company had approximately $36.7 million in loan specifically evaluated for impairment with approximately $3.2 million in associated specific reserves. Impaired loans represented 21.3% and 15.1% of the portfolio as of December 31, 2010 and 2009, respectively. Nonaccrual loans are by definition considered included in impaired loans and as such the impaired loan above included $29.5 million and $22.5 million of nonaccrual loans as of December 31, 2010 and 2009, respectively. Trouble debt restructurings included in impaired loan as of December 31, 2010 were $12.6 million and $13.8 million as of December 31, 2009.

The remaining portfolio of loans not considered impaired as of December 31, 2010 was $186.1 million, and the allowance for loan losses associated with these unimpaired loans was $3.1 million or 1.67% of the unimpaired principal balance. The remaining portfolio of loans not considered impaired as of December 31, 2009 was $205.3 million, and the allowance for loan losses associated with these unimpaired loans was $3.4 million or 1.66%. Loans contractually past due more than 30 days and still accruing interest were approximately $12.8 million as of December 31, 2010 and $25.3 million as of December 31, 2009. Management has determined that the allowance for loan losses in relation to unimpaired loans is reflective of the probable credit losses inherent in this portfolio based on it’s evaluation of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, current economic conditions that may affect the borrower’s ability to pay, estimated value of underlying collateral and prevailing economic conditions. Overall, the Company experienced significantly fewer charge-offs in 2010 ($2.2 million) as compared to 2009 ($7.4 million). While impaired loans as a percentage of total loans have increased between December 31, 2010 and December 31, 2009, the amount of impairment relating to those loans has decreased. Additionally, we have seen a significant overall decrease in the amount of past due loans from 2009 to 2010, therefore we determined that the allowance related to unimpaired loans is consistent with our review discussed above.

We will include more discussion and analysis of the portfolio and its components in future filings based on discussion above to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses

Loan Portfolio, page 34

4.	On page 55, you disclose the amount of non accrual loans and TDR’s. In future filings, please clarify if the balance of TDR’s is included in the balance of non accrual loans.

As of December 31, 2010, there were no TDRs on accrual status. In the future we will clarify whether there are any TDRs included in nonaccrual loans.

5.	Please revise future filings to disclose how often you obtain updated appraisal for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the type of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider potential for outdated appraisal values in your determination of the allowance for loan losses. Also, qualify the amount of collateral dependent loans for which an appraisal performed within the past 12 months serves as the primary basis of you valuation.

Updated appraisals or evaluations are generally obtained annually for impaired collateral dependent loans and ORE. If there is a concern about the appraised value, the procedure is to contact the appraisal management company, and discuss the concern. Next, the appraisal management company will perform an internal review of the appraisal and make their conclusions. The appraiser maybe contacted by the appraisal management company and an adjustment or a new appraisal might be obtained. Only on a few occasions, adjustments were made to outdated appraisals. The individuals making the adjustment factored in the current economic factors, market conditions, recent sales and current trends on similar types of properties to determine a percentage for the adjustment. Property evaluations were used in lieu on appraisals as long as it is within USPAP guidelines. Appraisals are obtained for all collateral dependent loans at the initial underwriting. On annual reviews, updated appraisals are generally obtained. However, we used tax assessments, broker evaluations or present value of discounted cash flows to obtain a value until a new appraisal is obtained.

6.	Based on the allocation of the allowance for loan losses table on page 34, you have allocated $2.3 million of your allowance to the residential real estate portfolio which represents 5.88% of that portfolio and $2.2 million of your allowance to the commercial real estate portfolio which represents 1.2% of that portfolio. We also note a significantly higher charge-off percentage in your residential real estate portfolio as compared to the commercial real estate portfolio. Please revise future filings to explain the underlying factors which resulted in significantly higher credit risk in your residential real estate portfolio as compared to your other portfolios. Specifically, disclose if the contractual terms of your residential loan products resulting in a concentration of credit risk. Refer to ASC 310-10-50-25.

The higher charge off percentage of residential real estate consists almost entirely of failed or stalled construction loans. These construction loans were used to build or develop residential 1-4 family units. As a result of the decline in real estate, these problem loans were charged off. The remaining residential real estate portfolio generally consists of owner occupied single family 1st or 2nd mortgage loans. Having “purged” the portfolio of these loans and having identified other impaired residential loans and allocated reserves based on calculated impairments, the remaining portfolio of residential loans are considered to be primarily good to excellent credit quality.

Consolidated Financial Report

Note 1. Summary of Significant Accounting Policies – Loans, page 8

7.	We note your disclosure that loans are charged-off if collection of principal or interest is considered doubtful and your disclosure on page 39 that you record partial charge-offs. Please revise future filings to provide additional information regarding your charge-off policies and how you determine that collection of principal or interest is considered doubtful. For example:

a.	Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

b.	Discuss the triggering events or other facts and circumstances that impact your decision charge-off a portion of a loan as compared to recording a specific or general reserve;

c.	More clearly quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-offs recorded for each period; and

d.	Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends, especially the coverage ratio.

The decision to charge-off a loan is not solely based on the number of days delinquent, and decisions to charge-off all or a portion of a loan are made on a loan by loan basis according to the facts and circumstances of each loan. The determination to charge-off a loan is based on whether or not there is the possibility of full or partial collection from either liquidation of collateral or workout arrangement with the principal(s) or some other parameters. The number of days delinquent does determine when the loan will go into non-accrual.

For impaired loans the amount of the deficiency, as calculated under GAAP, becomes the amount of impairment or specific reserve for that loan. Partial charge-offs generally represent the collateral deficiency of an impaired loan. When and if the loan is deemed to be “Collateral Dependent” i.e. only source of repayment is sale of collateral then the loan is written down by the amount of the impairment.

Our current disclosure relating to the allowance for loan losses, including nonperforming and impaired loans and our disclosures related to the fair value of the impaired loans currently comply with generally accepted accounting principals, and no further disaggregation is required.

Our allowance for loan losses is an amount believed by management to be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio as of the reporting date. The allowance is based upon management’s review of various risks in the loan portfolio highlighted by historical experience (relating to charge-offs, past due loans, and non accrual loans), the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower’s ability to pay, estimated value of any underlying collateral and prevailing economic conditions. All of these statistics and trends are used in the determination of the allowance for loan losses and its adequacy at the reporting date.

8.	Please future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

In future filings we will included the following related to impaired loans:

Cash receipts on impaired loans for which the accrual of interest has been discontinued are recorded as income when received unless full recovery of principal is in doubt whereby cash received is recorded as principal reduction.

Note 1. Summary of Significant Accounting Policies – Allowance of Loan Losses, page 9

9.	You disclose that the general components of the allowance for loan losses cover unimpaired loans and are based on historical loss experience adjusted for qualitative factors. Please revise future filings to:

a.	Specify, by portfolio segment, how many years of historical losses (i.e. charge-offs) you use to measure impairments. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses.

b.	Present additional granularity regarding adjustments made to historical losses;

c.	Discuss adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

d.	Discuss the amount of the allowance for loan losses that is attributable to the qualitative factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

We will include the following information as necessary in future filing:

The historical loss experience is based on the charge off’s by portfolio segment for the prior 24 months from report date. The amount of charge off for this time period for each segment is then divided by the average loan balance for the same period to derive the 24 month moving average loss ratio. Changes in the ratios over time would have a directional change in the general reserves as adjusted by the quantitative and qualitative factors.

Our historical loss experience is adjusted for qualitative considerations including, changes in our lending policies and procedures, changes in the nature and mix of the portfolio, credit concentrations within the portfolio, changes in lending staff, volume of past due loans, factors noted in internal loan review, change in underlying collateral consideration of a segment, and overall economic factors. Qualitative factors are reviewed and assessed on an ongoing basis with changes made as determined by the circumstances of each factor.

10.	Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Loans are identified as impaired through our internal loan review and monitoring process of reviewing loans for appropriate risk rating assignment. As disclosed in Note 1 of the financial statements, “a loan is considered impaired when it is probable, based on current information and events; the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.” When current information and events exist that question whether the company will collect all contractual payments, a loan will be assessed for impairment. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. We will more clearly disclose this process in future filings.

Note 4. Securities, page 17

11.	We note your disclosure regarding your other-than-temporary impairment charges on your trust preferred securities. Please provide us your other-than-temporary impairment analysis at March 31, 2010, September 30, 2010 and March 31, 2011 and provide us detailed description of your key judgments/assumptions. Specifically address the following related to your assumptions of future deferral or defaults used in your calculation of the present value of cash flows expected to be collected:

a.	Tell us in detail how you developed your estimate of future deferrals and defaults.

b.	Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing you estimate of future deferrals and defaults and tell us whether you had different estimates of deferral and defaults for each security owned.

c.	Tell us if you treat actual deferral the same as defaults.

d.	Tell us how you develop your recovery rate and how you considered the credit characteristics of each deferring bank serving as collateral.

The Company holds one trust preferred security in its investment portfolio. The deferral interest payments were elected by the originator of the security based on the contractual provisions of the security for the deferral of interest payment for a specified period, and as such are not considered defaults. Our decision to write down any portion of this investment was based on our analysis of the financial position of the company and conversation with the Chief Financial Officer of the security originator. The security is collateralized by the issuers stock in their subsidiary financial institutions. All of the subsidiary institutions are located in the Georgia market, and have experienced varying degrees of difficulties related to the current economic conditions. Certain of the institutions were placed under regulatory orders during 2010. We considered all of the above information, as well as capital position of the issuer in assigning a probability to our cash flow assumptions. Our write-downs were the results of these analyses. This investment has been written down from the original purchase at $650,000 to our current book value of roughly $524,875. We continue to monitor this investment quarterly and appropriate adjustments are made or not made based on the most recent financial statement and performance report.

12.	At each of the three dates noted above, please provide us a schedule of the original par value, the fair value and the carrying value. Please tell us in detail how you measured fair value of your trust preferred securities and how you determined the credit and non-credit portion of impairment. Also, explain how you determined the appropriate amount to recognize as an other-than-temporary impairment related to the credit loss shall be recognized in earnings.

See above discussion

Note 5. Loans, page 19

13.	We noted you had $19.8 million of troubled debt restructurings at December 31, 2010. Please revise future filings and address the following related to your TDRs:

a.	Disclose the amount of TDRs that were on accrual and nonaccrual status. If you accrue interest on TDRs, please:

i.	Disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest:

ii.	Specifically discuss how you consider any missed payments under the original loan terms or new revised terms in your accrual determination.

b.	Tell us whether there was any loan modification not accounted for as a TDR and if so, tell us and revise future filings to disclose the amounts.

c.	Tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.

d.	Disclose the amount of TDR’s that you have charge-off and the amount of the allowance for loan losses allocated to the loans.

We will revise future filings to included the following information:

Troubled Debt Restructurings:

Period	Accruing	Nonaccruing
12/31/10	$ 7,150,692	$ 12,656,703

At the time a loan is restructured, the Company considers the existing and anticipated cash flows and recent payment history to determine whether a restructured loan will accrue interest. Once a loan is restructured, missed payment under the revised note is an indication the customer is experiencing further cash flow difficulties, and therefore a restructure not would immediately go to nonaccrual status.

From time to time the Company has modified loans and not accounted for them as troubled debt restructurings. Given the current economic environment, especially with respect to interest rates, there have been instances where a good customer has come in to renegotiate for a more favorable rate or one more in line with market rates. Given this and similar circumstances we have made concessions to keep the relationship. In such cases these are not and will not be accounted for or reported as a TDR.

Before any loan is modified and considered as a Troubled Debt Restructure a thorough analysis is performed on current financial information and collateral valuation to derive a payment schedule that is supported by cash flows. The existing and anticipated cash flows and recent payment history will determine whether the loan will accrue interest or not.

There have been no charge-offs related to TDRs in the past year. Specific reserves related to TDRs at December 31, 2011 were $121,956.

14.	We note your disclosure on page 39 that your have recorded partial charge-offs of $4.4 million on impaired loans. In the impaired loans table on page 22, we also note that the recorded investment and unpaid principal balance is the same for every portfolio segment. Please explain to us where loans with partial charge-offs are presented on the table and/or revise this table in future filing to appropriately present the unpaid principal balance for these loans.

The disclosure on page 22 will be of the financial statements will be revised in future filings as noted below

As of December 31, 2010	Recorded Investment	Unpaid Principal Balance

With no related allowance recorded:
Unsecured	$76,446	$76,446
Cash value	—	—
Residential real estate	17,387,990	20,571,887
Commercial real estate	22,062,076	23,308,151
Business assets	1,673,333	1,704,022
Vehicles	80,697	80,697
Other	—	—

With a related allowance recorded:
Unsecured	7,355	7,355
Cash value	—	—
Residential real estate	1,319,879	1,322,893
Commercial real estate	7,368,511	7,857,228
Business assets	267,001	267,001
Vehicles	158,248	184,294
Other	—	—

Total:
Unsecured	83,801	83,801
Cash value	—	—
Residential real estate	18,707,869	21,894,780
Commercial real estate	29,430,587	31,165,379
Business assets	1,940,334	1,971,023
Vehicles	238,945	264,991
Other	—	—

15.	In the table on page 23, you disclose total non-accrual loans of $29.5 million and total loans delinquent greater than 90 days of only $600 thousand at December 31, 2010. Please tell us in detail and revise future filing provide a discussion of the facts and circumstances related to non-accrual loans that are not greater than 90 days delinquent and explain the underlying causes of any trends from period to period.

As disclosed in Note 1 of the financial statements, “The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured.” When a loan becomes 90 days past due, it is evaluated to determine if the loan is well-secured and in the process of collection of past due amounts. Loans disclosed as included on nonaccrual status are past due over 90 days. Loans past due over 90 and still accruing have been examined by management to ensure they are well-secured and in the process of collection of past due amounts. We will include in future filings further discussion of significant changes in nonaccrual loan amounts from period to period.

16.	Please revise future filings to disclose the amount of interest income recognized on impaired loans by class of financing receivable for each period for which results of operations are presented. Refer to 310-10-50-15(c)(2).

We will revise future filings to include a column in our table for impaired loans by portfolio segment for interest income recognized.

17.	Please revise future filings to disclose the amount of interest income recognized on impaired loans using a cash basis method by class of financing receivable for each period for which results of operations are presented. Refer to ASC 310-10-50-15(c)(3).

We will evaluate our current systems to determine, if it is practicable, the amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired in accordance with ASC 310-10-50-15(c)(3) and revise future findings as necessary.

18.	Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bas-debt expense. Refer to ASC 310-10-50-19.

When the Company measures impairment based on the present value of expected cash flows the changes in the present value of these cash flows on impaired loans are recognized as part of bad-debt expense.

19.	Please revise future filings to explicitly disclose the date or range of dates for which your loan risk ratings were updated. Refer to ASC 310-10-50-29(c).

As disclosed in the financial statements, the loan grades (risk ratings) are disclosed as of the balance sheet date. Each loan is assigned a risk rating at origination, and grades are continuously assessed as part of the bank’s loan grading system/process. Grades are changed as necessary based on the most recent information and indications available for each loan.

20.	We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

The Company elected to implement ASU 2010-20 in accordance with the requirements set forth in the standard for public companies. Due to the implementation changes necessary in how our systems track related information, the information is not readily available for prior periods without unreasonable expense.

Note 7. Foreclosed Real Estate, page 26

21.	We note your disclosure here and in your statement of cash flows that you finance sales of your foreclosed real estate. Please revise your management’s discussion and analysis in future filings to discuss your underwriting standard related to these loans, specifically stating whether your standards are different as compared to other loans and discuss any increase risk associated with this activity.

The underwriting standards are the same for financed sales of foreclosed real estate as for real estate loan originated in the normal course of business. All exceptions to underwriting guidelines require Board approval. The risk is measured at underwriting and presented to the Board for approval. We will include such discussions in the MD&A as necessary in the future in the event we have additional material transactions.

22.	You disclose you have deferred gains on sales of foreclosed real estate of $312,950 at December 31, 2010. Please tell us in detail and revise future filings to disclose your accounting policies related to the derecognition of foreclosed real estate upon sale and the recognition of gains upon a sale including your recognition methods if gains are deferred.

As of December 31, 2009 and December 31, 2010, the deferred gain on sale of foreclosed real estate related to two properties whose sales were finance during 2009. The Company for the derecognition of foreclosed real estate upon sale and the recognition of gains, if any, upon a sale on a sale by sale basis in accordance with the conditions set for in ASC 360-20-40.

Note 8. Deposits, page 26

23.	We note the balance of “Time deposits $100,000 or greater” and “Other time deposits” changed significantly from December 31, 2009 to December 31, 2010. Please revise your management’s discussion and analysis in future filings to provide a more robust discussion of the underlying causes of these trends and discuss the impact on your future financial results and liquidity as appropriate.

Our overall change in time deposits for between December 31, 2009 and December 31, 2010 was minimal, however, we did experience a shift in size of our time deposits. This shift was primarily due to the continued effect of the increase in deposit insurance limits for time deposits and an overall decrease in broker deposits, as approximately 25% of our “Other time deposits” at December 31, 2009 were brokered deposits. As brokered deposits (other deposits) mature they are replaced with time deposits with lower interest rates resulting in (1) little or no effect on liquidity (2) and increased income due to significantly lower interest expense. Future changes in time deposit composition will be more clearly discussed in our MD&A.

Note 10. Note Payable, page 27

24.	We note that you have not paid $183,500 that was due in 2010 on your note and that you have not obtained a waiver from the lender. Please revise future filing to fully and clearly discuss the consequences and risks associated with missing you debt payments. Specifically disclose the impact on any debt covenants, explain what actions the lending institution can take, your possible responses and the potential impact on cash flows, liquidity and financial results.

This note was payable to an institution that the FDIC has taken into receivership, and we remain in the process of renewing the note subject to regulatory approval of the proposed terms and conditions. Due to our consent order with the FDIC the bank is unable to pay dividends to the holding company, which is the source of cash for payments on this note. Due to the receivership of the originating institution, we were unable to obtain a waiver of covenant violations as of year end 2010, and the terms of the note allows the lender the right to call the note due and payable, however, payment of such would likely be subject to regulatory approval of the FDIC.

Note 21. Fair Value of Assets and Liabilities – Trust Preferred Securities, page 37

25.	You disclose that the fair value of your variable rate trust preferred securities (financial liabilities) approximates the carrying value. Please tell us how you consider the fact that you are deferring interest payments on this debt and that you are under a consent order from the FDIC and the Georgia Department of Banking and Finance in your fair value measurement.

The temporary deferral of interest payments is contractually allowed under the original terms of these trust preferred securities. Additionally, the cost to the holding company to settle these securities would be their face value plus accrued interest, therefore, for the Company the fair value of this liability is its carrying value.

March 31, 2011 Form 10-Q

26.	In future interim filing, please consider disclosing a rate/volume analysis of your net interest income for each period presented similar to the analysis on page 31 of your December 31, 2010 Form 10-K .

We will include starting in our June 30, 2011 Form 10-Q filing.

As requested in your letter, a Statement of Acknowledgement in connection with the Company’s response to the Commission’s comments is enclosed. If you have any further questions or require additional information or documentation, please do not hesitate to contact me (478) 749-1709.

With best regards, I remain

Yours very truly,

/s/ MICHAEL N. WHITE
Attorney for Capitol City Bancshares, Inc.

MNW:emw

Enclosure

Cc:	Mr. George G. Andrews

Ms. Tatina Brooks